                                                                    EXHIBIT 99.5

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 1994

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(c) OF THE SECURITIES AND EXCHANGE ACT OF 1934
        [Fee Required] For the transition period from_______ to _______

Commission File Number 0-18166

                     STATE FINANCIAL SERVICES CORPORATION
            (Exact name of registrant as specified in its charter)



                    WISCONSIN                         39-1489983
         (State or other jurisdiction of           (I.R.S. Employer
          incorporation or organization)        Identification Number)


          10708 WEST JANESVILLE ROAD, HALES CORNERS, WISCONSIN 53130
            (Address and zip code or principal executive offices)

                                (414) 425-1600
             (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:   None

Securities registered pursuant to Section 12(g) of the Act:   Common Stock,
                                                              $0.10 par value.

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
       Yes     __X__      No      _____



The aggregate market value of the voting stock held by nonaffiliates of the registrant as of March 23, 1995 was approximately $16,903,152, based on the following assumptions: (1) the market value of the Common Stock of $14.00 per share which was equal to the closing price on the Nasdaq National Market System on March 23, 1995; and (2) 1,207,368 shares of Common Stock held by nonaffiliates as of March 23, 1995.

Indicate the number of shares outstanding of the issuer's classes of common stock as of the latest practicable date.

        As of March 23, 1995, there were 1,986,035 shares of the Registrant's $0.10 par value Common Stock issued and outstanding.

                     DOCUMENTS INCORPORATED BY REFERENCE

       Parts I and II incorporate certain information by reference from Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 1994, the ("Annual Report") which is filed as an Exhibit to this Report.

       Part III incorporates information by reference from Registrant's definitive Proxy Statement relating to Registrant's 1995 Annual Meeting of Shareholders (the "Proxy Statement") which is filed as an Exhibit to this Report.

       The Exhibits incorporate certain exhibits by reference from (1) Registrant's Form S-1 Registration Statement filed under the Securities Act of 1933, Registration No. 33-31517, dated October 11, 1989 and the following amendments to said Registration Statement: Amendment No. 1 dated December 6, 1989 and Amendment No. 2 dated March 16, 1990; (2) Amendment No. 3 to Registrant's S-4 Registration Statement filed under the Securities Act of 1933, Registration No. 33-46280, dated May 3, 1992; (3) Registrant's Annual Report on Form 10-K filed under the Securities Exchange Act of 1934 for the year ended December 31, 1991;
       (4) Registrant's report on Form 8-K dated June 19, 1992 filed under the Securities Exchange Act of 1934; and (5) Registrant's Annual Report on Form 10-K filed under the Securities Exchange Act of 1934 for the years ended December 31, 1991, 1992, and 1993.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

                                    INDEX


                                    PART I                               Page
                                    ------                               ----

Item 1.      BUSINESS                                                     1

Item 2.      PROPERTIES                                                   9

Item 3.      LEGAL PROCEEDINGS                                            9

Item 4.      SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS          9

                                   PART II

Item 5.      MARKET FOR REGISTRANT'S COMMON STOCK AND                     10
                  RELATED STOCKHOLDER MATTERS

Item 6.      SELECTED FINANCIAL DATA                                      10

Item 7.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF                      10
                  FINANCIAL CONDITION RESULTS OF OPERATIONS

Item 8       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                  10

Item 9.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                10
                  ON ACCOUNTING AND FINANCIAL DISCLOSURE

                                   PART III

Item 10.     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT           11

Item 11.     EXECUTIVE COMPENSATION                                       11

Item 12.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS              11
                  AND MANAGEMENT

Item 13.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS               11

                                   PART IV

Item 14.     EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND                 12
                  REPORTS ON FORM 8-K

SIGNATURES                                                      Signature Page

EXHIBITS FILED AS PART OF FORM 10-K                             Exhibit Index

                                    PART I

        State Financial Services Corporation, together with its consolidated subsidiary is hereinafter referred to as the "Company", "State Financial", or "Registrant". State Financial is a bank holding company which owns State Financial Bank ("Bank") the entity resulting from the merger in June 1994 of the Company's previous four banks, State Bank, Hales Corners ("State Bank"); University National Bank ("University"); Edgewood Bank ("Edgewood"); and Eastbrook State Bank ("Eastbrook") into State Bank's charter.

ITEM 1.       BUSINESS.

        GENERAL

        State Financial is a Wisconsin corporation headquartered in Hales Corners, Wisconsin. The Company is a bank holding company which owns and operates State Financial Bank with seven full-service locations. Four offices, Hales Corners, Greenfield, Glendale, and Milwaukee are located in Milwaukee County, Wisconsin, the most populous county in the state. Three offices; Brookfield, Muskego, and Waukesha are located in Waukesha County, Wisconsin which is immediately west of Milwaukee County. In addition, the Bank also operates two loan production offices providing lending outlets to Milwaukee's central city. The Company was organized in 1984 to become a holding company for the former State Bank. In 1985, State Financial completed its first bank acquisition by purchasing the former University, located on the northeast side of Milwaukee. The acquisition of the former Edgewood in Greenfield, Wisconsin was completed in 1987. In 1988, the former University acquired the deposit liabilities and various fixed assets of the branch facility of St. Francis Savings Bank, SSB located at 2650 North Downer Avenue in Milwaukee. This was the first acquisition of a thrift facility by a bank in Wisconsin. In 1990, State Financial acquired 4.9% of the former Eastbrook, a newly chartered bank located in Brookfield, Wisconsin. State Financial acquired the remaining capital stock of the former Eastbrook in 1992, making it the fourth bank in the holding company. In 1993, the former Eastbrook acquired the deposit liabilities and various fixed assets of the branch facility of North Shore Savings, FSB located at 400 E. Broadway in Waukesha, Wisconsin. In 1994, the Bank opened two limited service loan production offices serving Milwaukee's central city to provide borrowers in those areas easier access to the Bank's lending products.

        BUSINESS STRATEGY. State Financial is strongly committed to community banking and places a high degree of emphasis on developing full service banking relationships with its business and retail customers. To capitalize on each management's knowledge of its immediate market, each office is operated with substantial independence, supported by centralized administrative and operational functions to promote efficiency while permitting the management responsible for each office the flexibility to concentrate on customer service and business development in its own unique market area. To be an effective community bank, State Financial believes the decision-making process must stem primarily from each individual Bank in its credit decisions and array of products. State Financial believes the empowerment of the day-to-day decision making at the individual office locations remains critical to its success as an effective community banking organization.

        The Bank seeks to develop and enhance full-service banking relationships through a systematic calling program directed at both existing customers and referal sources from its customer base, attorneys, accountants and business people. The officers and employees of the Bank are actively involved in a variety of civic, charitable and community organizations both as an additional referral source and as service to their respective communities.

        PRODUCTS AND SERVICES. Through the Bank, State Financial provides a broad range of services to individual and commercial customers. These services include accepting demand, savings and time deposits, including regular checking accounts, NOW accounts, money market account, certificates of deposit, individual retirement accounts and club accounts. The Bank also offers a variety of annuity and insurance products through its in-house securities representative. The Bank's lending products include secured and unsecured commercial, mortgage, construction and consumer term loans on both a fixed and variable rate basis. Historically, the terms on these loans range from one month to five years and are retained in the Bank's portfolio. The Bank also provide lines of credit to commercial accounts and to individuals through home equity and credit card plans. The Bank also originates residential real estate loans in the form of first mortgages on a fee basis for a local mortgage broker.

        COMPETITION AND MARKET ENVIRONMENT. The Bank's offices are all located in the Milwaukee and Waukesha metropolitan area and experience substantial competition from other financial institutions including savings banks, credit unions, non-bank lenders, and consumer finance companies, many of which are substantially larger than the Bank. Within a short distance of the Bank, there are numerous other financial institutions. The Bank competes for deposits principally by offering depositors a variety of deposit programs, convenient office locations, hours, and other services. The Bank competes for loan originations primarily through the interest rates and loan fees they charge, the efficiency and quality of services they provide borrowers, and the variety of their products. Factors affecting competition include the general and local economic conditions and current interest rate levels. Management believes that recent changes in the local banking industry, including mergers and consolidations involving both commercial and thrift institutions, have resulted in a decrease in the level of competition for small to medium sized business customers in the Bank's market areas.

        EMPLOYEES. At December 31, 1994, the Company and the Bank employed 81 full-time and 53 part-time employees. The Company considers its relationships with its employees to be excellent. Each employee who meets the eligibility requirements is entitled to participate in the employee benefit plans of the Company and the Bank, which include plans for group life, accidental death and dismemberment, medical, dental, and long-term disability income insurances; pension, 401(k), and an Employee Stock Ownership Plan ("ESOP"). Further information regarding executive compensation and the Company's benefit plans is incorporated by reference from the Company's definitive Proxy Statement. See
Item 11 of this Form 10-K.

        THE BANK AND OTHER SUBSIDIARIES

        At December 31, 1994, the Bank (consolidated with its subsidiaries;
see "Other Subsidiaries") had total assets of $218.9 million, net loans of $144.0 million, total deposits of $197.4 million, stockholders' equity of $20.0 million, net income of $3.1 million, and return on average assets of 1.43%.

        STATE FINANCIAL BANK. State Financial Bank was organized as a state banking association under the laws of the State of Wisconsin in 1910 under the name State Bank, Hales Corners. In June 1994, the Bank's name was changed to State Financial Bank in connection with the merger of the Company's banks into State Bank's charter. The Bank conducts business through seven full-service offices and two loan production offices located in Milwaukee and Waukesha Counties. The following tables set forth the Bank's full-service and loan production office locations.

FULL SERVICE OFFICES

                                                                         Year Acquired
                                                                                by
Community       Address                           Year Originated        State Financial
- ---------       -------                           ---------------        ---------------
Hales Corners   10708 West Janesville Road              1910                    *
Muskego         S76 W17655 Janesville Road              1968                    *
Milwaukee       2650 North Downer Avenue                1971                   1985
Greenfield      4811 South 76th Street                  1978                   1987
Glendale        7020 North Port Washington Road         1990                    *
Brookfield      12600 West North Avenue                 1990                   1992
Waukesha        400 East Broadway                       1977                   1993

- ---------------
* Organized de novo by the Bank or a predecessor thereof.

LOAN PRODUCTION OFFICES

Community               Address                    Year Orginated
- ---------               -------                    --------------
Milwaukee               2314 South 27th Street          1994*
Milwaukee               2200 North 12th Street          1994*

- ----------------
* Organized de novo by the Bank.

        OTHER SUBSIDIARIES. The Bank has two wholly owned subsidiary corporations which are consolidated into its operations. Hales Corners Investment Corporation is a subsidiary created to manage the majority of the Bank's investment portfolio to enhance the overall return on the Bank's investment securities. Hales Corners Development Corporation is a subsidiary which owns the real estate related to the Hales Corners and Muskego offices, seven commercial and residential rental properties located adjacent to the Hales Corners office, one residential rental property in Greenfield, and a vacant piece of land in New Berlin held as a potential branch site.

        SUPERVISION AND REGULATION

        State Financial and the Bank are subject to regulation under both federal and state law. To the extent that the information given below consists of summaries of statutory provisions, it is qualified in its entirety by reference to the statutory provisions described.

        BANK HOLDING COMPANY REGULATION. State Financial, a Wisconsin corporation, is a bank holding company subject to the federal Bank Holding Company Act of 1956, as amended (the "Holding Company Act"), and is registered with the Board of Governors of the Federal Reserve Bank ("FRB"). The Holding Company Act requires prior approval of the FRB before a bank holding company can (1) acquire, directly or indirectly, ownership or control of more than five percent (5%) of the voting stock of a bank; (2) acquire substantially all of the assets of a bank; (3) merge or consolidate with another bank holding company; or (4) expand its services to include other services closely related to banking. If the effect of a proposed acquisition, merger or consolidation may be to substantially lessen competition or tend to create a monopoly, the FRB cannot approve the acquisition unless it finds that the anticompetitive effects of the acquisition, merger or consolidation are clearly outweighed by the convenience and needs of the community to be served.

        With certain limited exceptions, the Holding Company Act requires bank holding companies to divest themselves of direct or indirect ownership or control of the voting shares of companies which are neither banks nor bank holding companies. A bank holding company is also prohibited, with limited exceptions, from acquiring direct or indirect ownership or control of more than five percent (5%) of the voting shares of any company which is not a bank, and from engaging directly or indirectly in activities not closely related to banking or managing or controlling banks. An exception to this prohibition permits ownership of the shares of a company, the activities of which the FRB, after due notice and opportunity for hearing, has determined to be so closely related to banking or managing or controlling banks as to be a proper incident hereto. Notwithstanding this exception, the Financial Institutions Regulatory and Interest Rate Control Act of 1978 ("FIRA"), authorizes the FRB to require the divestiture of any nonbank activities where the FRB has reasonable cause to believe that the ownership of such subsidiary or the carrying on of such activities constitutes a serious risk to the financial safety, soundness, or stability of a bank holding company subsidiary bank and is inconsistent with sound banking principles or with the purpose of the Holding Company Act or with the Financial Institutions Supervisory Act of 1966. If ordered, such divestiture or termination would have to be consummated within 180 days or such longer period as the FRB should direct.

        A bank holding company is not permitted to acquire more than five percent (5%) of the voting shares of banks located in another state unless the acquisition of a state bank by an out-of-state bank holding company is specifically authorized by the statutes of the state in which such bank is located. Further, under Section 106 of the 1970 amendments to the Holding Company Act and the FRB's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the lease or sale of property or the furnishing of services.

        The Federal Change in Bank Control Act generally requires the prior approval of the FRB of any proposed transaction in which a party would (a) be acquiring at least 25 percent of any class of voting securities of a bank holding company (such as State Financial), or (b) would, after the transaction, own, control, or hold with power to vote 10 percent or more (but less than 25 percent) of any class of voting securities of the institution, if (i) such institution has registered securities under Section 12 of the Exchange Act; or
(ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction. The Company's Common Stock is registered under Section 12 of the Exchange Act.

        State Financial is required to file with the FRB an annual report of its operations and the operations of its subsidiaries and significant affiliates. State Financial and the Bank may also be examined by the FRB.

        BANK REGULATION. The Bank is affected by the credit policies of other monetary authorities, including the FRB, which regulate the national supply of bank credit. Such regulation influences overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans and paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

        The Bank's deposits are insured under the provisions of the Federal Deposit Insurance Act and they are, therefore, subject to regulation by the FDIC. The Bank is a Wisconsin state chartered banks which is not a member of the Federal Reserve System ("non-member banks") and is supervised and examined by the Wisconsin Commissioner of Banking ("Wisconsin Commissioner") and the Federal Deposit Insurance Corporation ("FDIC").

        The Federal Deposit Insurance Act requires that the appropiate regulatory authority (the FDIC in the case of state non-member bank such as State Financial Bank) approve any merger and/or consolidation by or with an insured bank, as well as the establishment or relocation of any bank or branch office.

        Transactions between a bank and its holding company are subject to various restrictions imposed by state and federal regulatory agencies. Such transactions include loans and other extensions of credit, purchases of securities, and payments of fees or other distributions.

        The FDIC also supervises compliance with the provisions of FIRA. FIRA places restrictions on loans to executive officers and persons owning or controlling more than ten percent of the voting shares of a member bank's stock and to officers, directors or controlling persons of a bank holding company controlling such member bank. Under these restrictions, the aggregate amount of loans to each such executive officer or controlling person, aggregated with loans to any company controlled by, or any political or campaign committee for the benefit of or controlled by, such officer or person, may not exceed the statutory limits on loans to a single borrower (ten percent of paid in and unimpaired capital stock plus ten percent of unimpaired surplus).

        FIRA also provides that any loans to a bank officer, executive officer (as defined to include holding company directors and executive officers) or controlling person, aggregated with loans to that individual's controlled companies or political or campaign committees in excess of $25,000, must be approved in advance by majority vote of the bank's board of directors, with the interested party abstaining. A controlling person of a bank will be deemed to control another company only if that individual: (1) owns, controls or has the power to vote twenty-five percent or more of the company voting stock; (2) controls the election of a majority of the company's directors; or (3) has the power to exercise a controlling influence over the company's management or policy. In addition, loans to directors, executive officers or controlling persons must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and such loans must not involve more than the normal risk of repayment or present other unfavorable features.

        The foregoing provisions relating to loans to executive officers, directors and controlling shareholders are made applicable to state non-member banks and national banks under federal law and regulation.

        FIRA authorizes the appropriate federal bank regulatory agency to assess civil penalties against banks and individuals participating in the affairs of banks for violations of limitations on such loans to insiders and affiliates. Such penalties could amount to $1,000 per day for each violation.

        For purposes of each of these insider provisions, an officer, director, or controlling person of a bank holding company controlling an FDIC-insured bank will be deemed to be an officer, director or controlling person of the insured bank.

        FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT OF 1989 ("FIRREA"). FIRREA, which was enacted into law in August 1989, significantly expands the regulatory and enforcement powers of all Federal regulatory agencies over the institutions which they regulate. FIRREA significantly expanded the grounds upon which a receiver or conservator may be appointed by the applicable regulatory agency without consent of or notice to the institution. This authority enhances the ability of regulatory authorities to engage in "early intervention" to take control of an institution even though it may not yet be insolvent. Included in the new grounds are "having substantially insufficient capital," the incurrence or likely incurrence of losses that will deplete all or substantially all of the institution's capital and no reasonable prospect for the capital to be replenished without federal assistance, and a violation of law or regulations which is likely to weaken the condition of the institution.

        Other provisions of FIRREA which affect commercial banks and bank holding companies include immediate authority to acquire healthy or capital-impaired thrift institutions and elimination of cross-marketing restrictions on bank holding companies which own thrift institutions. FIRREA also requires banks in a multibank holding company (such as State Financial) to indemnify the federal deposit insurance fund against losses it incurs with respect to their affiliated banks, which in effect makes the equity investment of a bank holding company in its healthy banks available to the FDIC to assist the holding company's failed or failing bank subsidiaries.

        FIRREA significantly increases the enforcement authority of federal banking regulators. It allows the FDIC to suspend an institution's federal deposit insurance coverage on 10 days prior notice and it increases the FDIC's civil money penalty authority to $25,000 per day per violation or to $1 million per day where such conduct is in "reckless disregard for the safety and soundness of the institution." Authority to impose such penalties is extended to failures to file, the filing of false reports of condition or refusal to permit a regulatory examination. Standards for imposition of penalties and cease and desist orders would be lowered and the range of persons subject to them broadened. Criminal penalties would also be increased and forfeiture would be made available as a sanction for bank property which represents the proceeds of a criminal violation of certain banking statutes.

        FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT ("FDICIA"). In December 1991 FDICIA was enacted, substantially revising the bank regulatory and funding provisions of the Federal Deposit Insurance Act and several other important federal banking statutes. In general, FDICIA includes provisions, among others, to: (i) increase the FDIC's line of credit with the U.S. Treasury in order to provide the FDIC with additional funds to cover the losses of federally insured banks; (ii) reform the deposit insurance system, including the implementation of risk-based deposit insurance premiums; (iii) establish a format for closer monitoring of financial institutions and to enable prompt corrective action by banking regulators when a financial institution begins to experience financial difficulty; (iv) establish five capital levels for financial institutions pursuant to the prompt corrective action guidelines
(well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) that would impose more scrutiny and restrictions on less capitalized institutions; (v) require the banking regulators to set operational and managerial standards for all insured depository institutions and their holding companies; including, under certain circumstances, limits on excessive compensation to executive officers, directors, employees and principal stockholders, and establish standards for loans secured by real estate; (vi) adopt certain accounting reforms and require annual on-site examinations of federally insured institutions and the ability to require independent audits for banks and thrifts; (vii) revise risk-based capital standards to ensure that they (a) take adequate account of interest-rate changes, concentration of credit risk and the risks of nontraditional activities, and (b) reflect the actual performance and expected risk of loss of multi-family mortgages; and (viii) restrict state-chartered banks from engaging in activities not permitted for national banks unless they are adequately capitalized and have FDIC approval. Further, FDICIA permits the FDIC to make special assessments on insured depository institutions, in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purposes the FDIC deems necessary. FDICIA also grants authority to the FDIC to establish semiannual assessment rates on Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") member banks so as to maintain these funds at the designated reserve ratios. In addition, FDICIA removed the previous limit that restricted the FDIC to only two increases in deposit insurance premiums each year; therefore, the FDIC may adopt an increase at any time. The FDIC has proposed a new risk-based premium schedule for deposits insured under the BIF, which includes the Bank's deposits. Like the existing system, the proposed assessments would be based on a combination of a bank's capital condition and supervisory evaluations. Under the proposed schedule, the risk-based premium for a well-capitalized institution receiving satisfactory or greater supervisory ratings would be assessed at 4 basis points for each $100 of deposits compared to 23.5 basis points per each $100 of deposits currently in effect. The proposed new schedule would take effect as soon as the FDIC determines that the BIF has reached its required ratio of 1.25% of insured deposits. FDIC estimates the BIF will reach 1.25% of insured deposits in the third quarter of 1995.

        Pursuant to their statutory mandate, the banking regulators have recently adopted regulations concerning certain of the provisions of FDICIA. Uniform prompt corrective action rules became effective on December 19, 1992. Generally, these rules establish five prompt corrective action capital categories, with certain requirements and limitations imposed on certain of these categories. Generally as a bank's capital ratios decrease, it becomes subject to a series of increasingly restrictive actions, including, if an institution is found to be critically undercapitalized, a restriction on the payment of principal or interest on the institution's subordinated debt. In order to qualify for the "well capitalized" category, an institution must have total risk-based capital in excess of 10.0%, Tier 1 risk-based capital in excess of 6.0%, Tier 1 leverage capital in excess of 5.0% and not be subject to any capital order or directive.

        Future legislative proposals, possibly including substantial restructuring and modernization of financial institution regulations, could, if implemented, have a dramatic effect on both the costs of doing business and the competitive factors facing the banking industry. In addition, the various banking regulatory agencies may propose additional rules and regulations to implement and enforce existing legislation or establish new requirements. The precise terms or timing of any new legislative or regulatory proposals that might be adopted cannot be predicted by State Financial. Therefore, State Financial is unable to determine as of this date the effect, if any, such proposals would have on its financial condition or future operations.

        REGULATORY CAPITAL REQUIREMENTS. In 1990, the Federal Reserve implemented additional capital requirements calling for risk weights to be assigned to on-and-off balance sheet items in arriving at risk-adjusted total assets. Effective December 19, 1992, the FRB, the FDIC and the OCC have established five capital levels for financial institutions under its prompt corrective action regulations, as follows: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." This framework is intended to supplement existing supervisory authority and does not limit the regulator's existing authority under other statutes or regulations to address capital deficiencies or other violations of law. A well capitalized bank or bank holding company must satisfy certain percentage tests and not by subject to any regulatory capital order or directive. To be considered well capitalized, a bank or bank holding company must have a Tier 1 leverage ratio in excess of 5.0%, a Tier 1 risk-based capital ratio in excess of 6.0% and a total risk-based capital ratio in excess of 10.0%. At December 31, 1994, the Company the Bank meet the definition of "well-capitalized" institutions.

     The following table presents the Bank's Tier 1 leverage ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio as of December 31, 1994, compared to the minimum requirements for these ratios and the applicable "well-capitalized" standards. The risk-based capital ratios are based upon Tier 1 capital (which does not include any addition for the allowance for loans losses) and total risk-based capital (which considers the allowance for loans losses as capital to the extent of 1.5% of risk-weighted assets). The Company's consolidated capital ratios can be found in the Annual Report under the caption "Capital Resources."


                                                              Regulatory Requirements        State
                                                                              Well-        Financial
                                                             Minimum       Capitalized       Bank
                                                             -------       -----------       ----
Tier 1 leverage ratio                                         3.00%           5.00%           9.34%

Tier 1 risk-based capital ratio                               4.00            6.00           13.76

Total risk-based capital ratio                                8.00           10.00           15.01


COMMUNITY REINVESTMENT ACT OF 1977 ("CRA"). Under CRA, a bank's applicable regulatory authority (the FDIC or the OCC) is required to assess the record of each financial institution which it regulates to determine if the institution meets the credit needs of its entire community, including low and moderate-income neighborhoods served by the institution, and to take that record into account in its evaluation of any application made by such institution for, among other things, approval of the acquisition or establishment of a branch or other deposit facility, an office relocation, a merger or the acquisition of shares of capital stock of another financial institution. The regulatory authority prepares written evaluations of an institution's record of meeting the credit needs of its entire community and assigns a rating.

     The Bank has been reviewed for compliance with CRA by the applicable regulatory authority; receiving a "satisfactory" rating for its compliance with CRA.

     DIVIDEND LIMITATIONS. Wisconsin state banks may declare and pay dividends out of undivided profits after all expenses, losses, required reserves, taxes, interest and any required transfers to a surplus fund required under state law. Wisconsin business corporations, such as State Financial, may pay dividends out of unreserved and unrestricted earned surplus, provided they do not render the corporation insolvent.

     Federal regulators have authority to prohibit a bank from engaging in what in their opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of dividends.

     BRANCHING. State banks may establish branches anywhere in Wisconsin (or in any other state with the additional approval of that state's regulator). The establishment of a new branch or the closing of a branch requires regulatory approval.

     INTERSTATE OPERATIONS. In May 1986, the Wisconsin Interstate Banking Act was enacted, which authorizes acquisitions of banks and savings and loan associations in an interstate region consisting of Wisconsin, Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri and Ohio, provided reciprocal legislation is in effect in the other state. Under the Interstate Banking Act, which went into effect January 1, 1987, a Wisconsin bank may acquire an interest in or merge with one or more "regional" banks, and a Wisconsin bank holding company may acquire an interest in or merge with one or more regional banks or bank holding companies.

     Regional banks and bank holding companies can also undertake acquisitions and mergers involving Wisconsin banks and bank holding companies. Exercise of these powers by the regional entities is conditioned on compliance with the statutes of the regional state and subject to the approval and regulation by the Wisconsin Commissioner, who may disapprove of any acquisition found not to be in the best interest of the public, or failing to meet other statutory procedures. In addition, regional banks or holding companies may not acquire an entity unless that entity has been in existence for at least five years.

        Other provisions in the Interstate Banking Act broaden the powers of banks, subject to the approval of the Commissioner, by allowing branching within Wisconsin or in any "regional" state, and giving banks the power to undertake any activity, exercise any power or offer any financially related product or service in this state that any other provider of financial services may undertake, exercise or provide. The powers are limited to those specified by rule by the Commissioner and may not include insurance underwriting. Some of the states in the Wisconsin interstate region have enacted or are in the process of enacting reciprocal interstate banking laws.

        OTHER REGULATION. The activities and operations of the Bank are subject to a number of other federal and state laws and regulations, including, among others, state usury and consumer credit laws, the federal Truth-In-Lending Act and Regulation Z, the federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, antiredlining legislation, the antitrust laws and, in certain respects, federal and state securities laws.

        CROSS REFERENCE TO ANNUAL REPORT

        Certain information required by Industry Guide 3 is included in the Management's Discussion and Analysis included with the Annual Report and is incorporated herein by reference per the following schedule.


                                                                                         Annual Report
        Guide 3 Heading                                 Annual Report Heading             Page Number
- -----------------------------------------------------------------------------------------------------------
  I     Distribution of Assets, Liabilities and         Income Statement Analysis               3
        Stockholders' Equity; Interest Rates
        and Interest Differential

 II     Investment Portfolio                            Investment Activities                   10

III     Loan Portfolio                                  Lending Activities                      8

 IV     Summary of Loan Loss Experience                 Risk Elements in the Loan Portfolio     8

  V     Deposits                                        Deposits                                10

 VI     Return on Equity and Assets                     Income Statement Analysis and           7,13
                                                          Capital Resources


        The following schedule of projected loan losses by category for the period January 1, 1995 through December 31, 1995, required by Industry Guide 3 is not included in Management's Discussion and Analysis in the Annual Report (dollars in thousands).



                     Charge-offs     Recoveries         Net
                     ----------      ----------         ---
Commercial              $ 94            $ 10            $ 84
Installment               55              10              45
Real estate               80              30              50
Other                     40              10              30
                        ----            ----            ----
    TOTAL               $269            $ 60            $209


ITEM 2. PROPERTIES

        The following table sets forth the locations of the Company's full-service banking offices.

  Office                     Address                   Sq. Feet    Owned/Lease      Lease Expires
  ------                     -------                   --------    -----------      ------------
Hales Corners(1)        10708 W. Janesville Road        7,000           Owned           n/a
Muskego(1)              S76 W17655 Janesville Road      2,680           Owned           n/a
Milwaukee               2650 N. Downer Avenue           3,000           Leased          2000
Greenfield(2)           4811 S. 76th Street             9,000           Leased          2007
Glendale(3)             7020 N. Port Washington Road    7,500           Leased          2010
Brookfield              12600 W. North Avenue           4,800           Owned           n/a
Waukesha                400 E. Broadway                 3,300           Owned           n/a

- ---------------
  1. Property is owned by the Bank's wholly owned subsidiary, Hales Corners Development Corporation.
  2. The Bank leases this property from Edgewood Plaza Joint Venture. See "Item 1. Election of Directors--Certain Transactions and Other Relationships with Management Principal Shareholders" in the Company's Proxy Statement for further information. The Bank subleases space to two other occupants of Edgewood Plaza. The first sublease covers approximately 1,700 square feet of the floor space of Edgewood Plaza under a lease which expires on November 30, 1995. The other sublease covers approximately 2,500 square feet of the floor space of Edgewood Plaza under a lease which expires on December 27, 1997. In 1993, the Bank executed an extension of its lease with Edgewood Plaza which extends the Bank's lease through December, 2007. Under the terms of this extension, the Bank will lease approximately 4,100 square feet of the floor space of Edgewood Plaza. The reduction in space under the lease extension is related to Edgewood Plaza's assumption of the space currently sublet by the Bank to the two aforementioned tenants of Edgewood Plaza.

 3. The Bank subleases approximately 1,200 square feet of its space in Glendale to a third party.


        The following table sets forth the locations of the Company's loan production offices.

   Office                    Address                 Sq. Feet  Owned/Lease        Lease Term
   ------                    -------                 --------  -----------        ----------
Milwaukee               2314 South 27th Street          100     Leased          month to month
Milwaukee               2200 North 12th Street          100     Leased          month to month


ITEM 3. LEGAL PROCEEDINGS

        From time to time, the Company and the Bank are party to legal proceedings arising out of their general lending activities and other operations. However, there are no pending legal proceedings to which the Company or the Bank are a party, or to which their property is subject, which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

        There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5.      MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER
             MATTERS


     The information contained under the caption "Investor Information" beginning on page 30 of the Annual Report is incorporated herein by reference.

ITEM 6.      SELECTED FINANCIAL DATA


     The information contained under the caption "Selected Consolidated Financial Data" appearing on page 2 of the Annual Report is incorporated herein by reference.

ITEM 7.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

             RESULTS OF OPERATIONS


    The information contained under this caption beginning on page 3 of the Annual Report is incorporated herein by reference.

ITEM 8.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


     The Consolidated Financial Statements beginning on page 15 of the Annual Report are incorporated herein by reference.

ITEM 9.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

             FINANCIAL DISCLOSURE


     None.




           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   PART III


ITEM 10.            DIRECTORS AND EXECUTIVE OFFICER OF THE REGISTRANT

     The information contained under the captions "Item 1. Election of Directors--Directors" and "Executive Officers" in the Proxy Statement is incorporated herein by reference.

ITEM 11.            EXECUTIVE COMPENSATION

     The information contained under the caption "Item 1. Election of Directors--Compensation of Executive Officers" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND BENEFICIAL OWNERS

     The information contained under the caption "Item 1. Election of Directors--Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

ITEM 13.            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information contained under the caption "Item 1 Election of Directors--Certain Transactions and Other Relationships with Management and Principal Shareholders" in the Proxy Statement is incorporated herein by reference.




           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   PART IV

ITEM 14.        EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)    Documents filed:

       1. Financial Statements. The following Consolidated Financial Statements of the Company and subsidiaries, included in the Annual Report of the Registrant to its shareholders for the year ended December 31, 1994, are incorporated by reference in Item 8:


                                                                     Page
                                                                     ----

             Report of independent auditors                           14

             Consolidated balance sheets --
             December 31, 1994 and 1993                               15

             Consolidated statements of income --
             Years ended December 31, 1994, 1993, and 1992            16

             Consolidated statements of stockholders' equity --
             Years ended December 31, 1994, 1993, and 1992            17

             Consolidated statements of cash flows --
             Years ended December 31, 1994, 1993, and 1992            18

             Notes to Consolidated Financial Statements               19


       2. Financial Statement Schedules. Schedules to the Consolidated Financial Statements required by Article 9 of Regulation S-X are not required under the related instructions or are inapplicable, and therefore have been omitted.

       3. Exhibits. See Exhibit Index, included as the last pages of this report, which is incorporated herein by reference.

(b)    Reports on Form 8-K:

             No reports on Form 8-K were filed by the Company during the fourth quarter of the fiscal year under this report.

(c)    Exhibits:

             See Exhibit Index, which is filed with this Form 10-K following the signature page and is incorporated herein by reference.

(d)    Financial Statement Schedules:

             None.

                                  SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATE FINANCIAL SERVICES CORPORATION

       By:    /s/ Michael J. Falbo
            ----------------------------------------------------------
            Michael J. Falbo, President and Chief Executive Officer

            Date:   March 21, 1995

        Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following Persons on behalf of the Registrant and in the capacities and on the dates indicated. The Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRINCIPAL EXECUTIVE OFFICERS
/s/ Jerome J. Holz
- --------------------------------
Jerome J. Holz                            Chairman of the Board and Vice                  March 21, 1995
                                          President

/s/ Michael J. Falbo
- --------------------------------
Michael J. Falbo                          President and Chief Executive Officer           March 21, 1995

/s/ Michael A. Reindl                     Vice President Controller, and Chief
- --------------------------------          Financial Officer                               March 21, 1995
Michael A. Reindl

DIRECTORS

/s/Jerome J. Holz
- --------------------------------
Jerome J. Holz                            Director                                        March 21, 1995

/s/ Michael J. Falbo
- --------------------------------
Michael J. Falbo                          Director                                        March 21, 1995

/s/ Richard A. Horn
- --------------------------------
Richard A. Horn                           Director                                        March 21, 1995

/s/ Barbara E. Holz-Weis
- --------------------------------
Barbara E. Holz-Weis                      Director                                        March 21, 1995


- --------------------------------
Robert R. Spitzer                         Director                                        March 21, 1995

/s/ David M. Stamm
- --------------------------------
David M. Stamm                            Director                                        March 21, 1995


                                signature page

                     STATE FINANCIAL SERVICES CORPORATION

                               ---------------

                                EXHIBIT INDEX
                                      TO
                          ANNUAL REPORT ON FORM 10-K
                       FOR YEAR ENDED DECEMBER 31, 1994

NOTE: To maintain a set of exhibit reference numbers consistent with Registrant's prior filings under the Securities Act of 1933 and the Securities Act of 1934, Registrant has intentionally omitted exhibit reference numbers which pertain to exhibits which are not applicable or in effect. Except as specifically noted below, all of the exhibits identified are filed herewith.

Exhibit
Number  Description
  3.1 Articles of Incorporation of the Registrant as Amended and Restated effective April 21, 1993. (7)

  3.2 Bylaws of Registrant, as amended and restated effective February 24, 1993. (1)

 10.1 Lease between the Bank (formerly State Bank, Hales Corners) and Hales Corners Development Corporation (10708 West Janesville Road, Hales Corners, Wisconsin). (2)

 10.2 Lease between the Bank (formerly State Bank, Hales Corners) and Hales Corners Development Corporation (S76W17655 Janesville Road,
        Muskego, Wisconsin). (3)

 10.3 Lease between the Bank (formerly Edgewood Bank) and Edgewood Plaza Joint Venture (4811 South 76th Street, Greenfield, Wisconsin). (3)

 10.6 Lease between the Bank (formerly University National Bank) and Northeast Corporate Center (7020 North Port Washington Road, Milwaukee, Wisconsin). (3)

 10.7 Deferred Compensation Agreement between Registrant and Jerome J. Holz dated December 6, 1980. (3)

 10.10 Employee Stock Ownership Plan and Employee Stock Ownership Trust Agreement. (4)

 10.13 Lease between the Bank (formerly University National Bank) and Downer Investments (2650 North Downer Avenue, Milwaukee, Wisconsin) (5)

 10.14 Agreement and Plan of Reorganization between Registrant and Eastbrook State Bank, dated January 22, 1992, as amended and restated. (6)

 10.15 Branch Purchase and Assumption Agreement between Eastbrook State Bank and North Shore Bank, FSB, dated December 29, 1992. (1)

 13 Registrant's Annual Report to security holders for the fiscal year ended December 31, 1994.

 22     Subsidiaries of Registrant.

 24     Consent of Ernst & Young LLP.

 99.1 State Financial Services Corporation 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees, as amended on March 10, 1993. (1)

 99.2 State Financial Services Corporation 1990 Director Stock Option Plan, as amended March 10, 1993. (1)

 99.3 State Financial Services Corporation Supplemental Executive Retirement Plan for Michael J. Falbo effective November 22, 1994.

 99.4 Registrant's Proxy Statement relating to its Annual Meeting of Shareholders to be held on April 19, 1994.

- --------------------------------------------------------------------------
  (1) Incorporated by reference from Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1992.

  (2) Incorporated by reference from Registrant's registration statement on Form S-1, Registration Number 33-31517 (the "Form S-1") (dated October 11, 1989).

  (3) Incorporated by reference from Amendment No. 1 to the Form S-1 (dated December 6, 1989).

  (4) Incorporated by reference from Amendment No. 2 to the Form S-1 (dated March 6, 1989).

  (5) Incorporated by reference from Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1991.

  (6) Incorporated by reference from Exhibit 2.1 to Amendment No. 3 to Registrant's registration statement on Form S-4, Registration Number 33-46280, dated May 3, 1992.

  (7) Incorporated by reference from Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1993.

        The issuer, State Financial Services Corporation, will furnish a copy of any exhibit described above upon request and upon reimbursement to the issuer of its reasonable expenses of furnishing such exhibit, which shall be limited to a photocopying charge of $0.25 per page and, if mailed to the requesting party, the cost of first-class postage.